Exhibit 4.5

UMBRELLA AGREEMENT REGARDING _______ FAMILY INVESTMENTS IN GENEUX CORPORATION

This umbrella agreement (“Agreement”) is entered into this ___ day of ____ between Genelux Corporation, 3030 Bunker Hill Street, #310, San Diego, CA 92109 (hereafter “Company”) and the following individuals and entities (collectively, the “_______”):

A.	RECITALS

1.

Due to an urgent need for significant funding to maintain operations pending receipt of a large investment which was unexpectedly delayed, the ______ have agreed to total investments totaling $_______ in exchange for Company extending 25% warrant coverage on common stock purchases or conversions to common stock made pursuant to the Stock Purchase Agreement and Convertible Note Purchase Agreements referenced in Paragraph A.2 hereinbelow and attached as exhibits to this Agreement.

2.	Individual Agreements
a.	_______ wishes to purchase a $______ Convertible Promissory Note with a maturity date which is thirty-six (36) months from the Effective Date of said Convertible Note (Exhibit A); and

b.	_______ wishes to purchase a $______ Convertible Promissory Note with a maturity date which is thirty-six (36) months from the Effective Date of said Convertible Note (Exhibit B); and

c.	_______ wishes to purchase a $______ Convertible Promissory Note with a maturity date which is thirty-six (36) months from the Effective Date of said Convertible Note (Exhibit C); and

The total of the _______’ proposed investments set forth above amounts to $_____.

B.	PURPOSE OF AGREEMENT

The purpose of this agreement is not to supplant the terms or representations in individual Convertible Note Purchase Agreements or Common Stock Purchase Agreements between Company and the Parties to this Agreement. Rather, it is to insure that all Parties understand that the cumulative amount of their investments is consideration for the 25% Warrant coverage. Without a minimum total investment of $500,000 being received under the combined individual agreements of this Umbrella Agreement, any Warrant coverage provided for in the individual agreements with individuals and entities referenced in Paragraph A hereinabove is null and void.

C.	AGREEMENT

1.

It is hereby agreed among the Parties to this Umbrella Agreement that the Warrant coverage referenced in Paragraph A.1. hereinabove, and further described in each investment agreement referenced in Paragraph A.2 hereinabove, is conditioned upon total funding, pursuant to agreements referenced in Paragraph A.2, being received by Company by _______, 2019.

2.

It is further agreed that the total invested funds under the combined individual agreements of this Umbrella Agreement must be no less than $500,000 in order for the Company to provide 25% Warrant coverage to each investing party.

3.

As long as the initial investment pursuant to this Umbrella Agreement exceeds $500,000, subject to approval by Genelux, individual notes may be amended to increase the amount of any individual loan. Such additional amount will also be eligible for the 25% warrant coverage specified in Paragraph A.1. herein.

This Umbrella Agreement represents the entire and final agreement and understanding among the Parties with respect to the subject matter thereof and the transactions contemplated, and supersedes any and all prior oral or written agreements pertaining to the subject matter. It may not be modified without the written consent of all Parties hereto.

LENDERS’ NAMES

[name]

[name]

[name]

GENELUX CORPORATION
By: _________________________
Thomas D. Zindrick
President and CEO

WITNESS	ATTEST

Melodee Newbold	E. Nathan Schilt, J.D.
Vice President, Investor Relations	Corporate Secretary

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